SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2015
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: April 30, 2015

List of materials

Documents attached hereto:

i) Press release announcing: Revision of the Financial Targets for the Mobile Communications and Music Segments

Sony Corporation
April 30, 2015

Revision of the Financial Targets for the Mobile Communications and Music Segments

(Tokyo, Japan – April 30, 2015) - Sony Corporation (“Sony”) today announced its revised financial targets for the Mobile Communications (“MC”) and Music segments for the fiscal year ending March 31, 2018, due to a realignment of its business segments, as set out in the table below.

■ Financial targets for the fiscal year ending March 31, 2018
MC Segment		As announced on February 4, 2015	As announced on April 30, 2015
	Sales1	900~1,100 billion yen	1,000~1,250 billion yen
	Operating income margin	3~5%	3~5%

Music Segment		As announced on November 18, 2014	As announced on April 30, 2015
	Sales1	4.8~5.2 billion U.S. dollars	4.9~5.3 billion U.S. dollars
	Operating income margin	10.5~11.5%	10.5~11.5%
	Operating income margin before “Depreciation and amortization” and “Restructuring charges” 2	13.5~14.5%	13.5~14.5%

This revision is due to the realignment of Sony’s business segments from the first quarter of the fiscal year ending March 31, 2016 to reflect modifications to its organizational structure as of April 1, 2015, primarily repositioning certain operations in All Other.  In connection with this realignment, the operations of Sony’s disc manufacturing business in Japan, which were included in All Other, will be included in the Music segment and the operations of So-net Corporation and its subsidiaries, which were included in All Other, will be included in the MC segment.  The realignment between the Devices and Home Entertainment & Sound segments of pre-installed automotive audio products has been already reflected in the financial targets announced on November 25, 2014.

■ Financial Results for the fiscal year ended March 31, 2015
MC Segment	Sales1	1,410.2 billion yen
	Operating income (loss)	(217.6) billion yen
	Operating income (loss) margin	(15.4) %

Music Segment	Sales1	5.1 billion U.S. dollars
	Operating income margin	10.8%
	Operating income margin before “Depreciation and amortization” and “Restructuring charges” 2	13.8%

The U.S. dollar targets in the Music segment for the fiscal year ending March 31, 2018 are derived by converting Sony Music
Entertainment Japan’s yen target for the segment into U.S. dollars at a rate of ¥110 = U.S. $1, which is the exchange rate used in the announcement on November 18, 2014, and adding the product to Sony Music Entertainment and Sony / ATV Music Publishing’s U.S. dollar target for each line item.

The U.S. dollar results in the Music segment for the fiscal year ended March 31, 2015 are derived by converting Sony Music Entertainment Japan’s yen results for each line item into U.S. dollars at a rate of ¥109.9 = U.S. $1 (the actual average rate for the fiscal year ended March 31, 2015) and adding the product to Sony Music Entertainment and Sony / ATV Music Publishing’s U.S. dollar results for each line item.

1 Includes operating revenue and intersegment sales.

2 Operating income margin before “Depreciation and amortization” and “Restructuring charges” is not a measure in accordance with U.S. GAAP. Sony does not believe that this measure is a substitute for operating income in accordance with U.S. GAAP.  However, Sony believes that this supplemental disclosure for the Music segment may provide additional useful analytical information to investors.

Cautionary Statement
Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony.  Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions.  From time to time, oral or written forward-looking statements may also be included in other materials released to the public.  These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it.  Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them.  Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Sony disclaims any such obligation.  Risks and uncertainties that might affect Sony include, but are not limited to:
(i)	the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending;
(ii)
foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated;

(iii)
Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including televisions, game platforms and smartphones, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences;

(iv)	Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity;
(v)	Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions;
(vi)
Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments;

(vii)
Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the electronics businesses);

(viii)	Sony’s ability to maintain product quality;
(ix)	the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures and other strategic investments;
(x)	significant volatility and disruption in the global financial markets or a ratings downgrade;
(xi)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xii)	the outcome of pending and/or future legal and/or regulatory proceedings;
(xiii)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xiv)	the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;
(xv)	Sony’s effort to anticipate and manage cybersecurity risk, including the risk of potential business disruptions or financial losses; and
(xvi)	risks related to catastrophic disasters or similar events.
Risks and uncertainties also include the impact of any future events with material adverse impact.